UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GLOBUS MEDICAL, INC.

(Exact name of registrant as specified in charter)

DELAWARE	001-35621	04-3744954
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2560 GENERAL ARMISTEAD AVENUE, AUDUBON, PA 19403

(Address of principal executive offices) (Zip Code)

KEITH PFEIL

Senior Vice President, Chief Financial Officer, Chief Accounting Officer

(610) 930-1800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For purposes of this Form SD, “Conflict Minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. In 2019, Globus Medical sold certain medical devices that contained Conflict Minerals. In accordance with the rules promulgated pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, pursuant to which the Securities and Exchange Commission adopted Form SD, we conducted a reasonable country of origin inquiry with respect to those Conflict Minerals that were contained in the medical devices that we sold in 2019 and were not outside of the supply chain prior to January 31, 2013. Third party suppliers primarily manufactured those medical devices for us. During 2019, we also manufactured a significant portion of our implant products at our facility in Eagleville, Pennsylvania. As part of our inquiry, we asked all third-party suppliers of our medical devices that contained Conflict Minerals to identify the source of those Conflict Minerals. We also performed the same inquiry of our raw materials vendors for our in-house manufactured products that contained Conflict Minerals. This information included the name of the smelters that processed the Conflict Minerals that were not outside of the supply chain prior to January 31, 2013. Based upon our inquiries, we determined that each of these smelters is on the Responsible Minerals Assurance Process Conformant Smelters and Refiners list maintained by the Responsible Minerals Initiative.

Conclusion

Based on our reasonable country of origin inquiry, we have no reason to believe that any Conflict Minerals contained in medical devices manufactured for us or by us in 2019 originated in the Democratic Republic of the Congo or an adjoining country.

This Conflict Minerals Disclosure is also available on our website at http://www.globusmedical.com/investors/conflict-minerals-disclosure/.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GLOBUS MEDICAL, INC.
(Registrant)

Dated:	May 29, 2020	/s/ KEITH PFEIL
Keith Pfeil
Senior Vice President
Chief Financial Officer Chief Accounting Officer
(Principal Financial Officer)